Exhibit (a)(5)(K)

UNITED STATES DISTRICT COURT SOUTHERN DISTRICT OF NEW YORK

:

ADRIENNE HALBERSTAM,

Plaintiff,

v.

CSS INDUSTRIES, INC., REBECCA C. MATTHIAS, PHILIP B. BROENNIMAN, STEPHEN P. CRANE, ELAM M. HITCHNER, III, MELISSA LUDWIG, HARRY J. MULLANY, III, CHRISTOPHER J. MUNYAN, WILLIAM RULON-MILLER, and DAVID SILVER,

Defendants.

	: : : : : : : : : : : : : :	Case No. COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS JURY TRIAL DEMANDED

Plaintiff Adrienne Halberstam (“Plaintiff”), by and through her undersigned counsel, for her complaint against defendants, alleges upon personal knowledge with respect to herself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.                                      Plaintiff brings this action against CSS Industries, Inc. (“CSS” or the “Company”) and the members of its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”), and to enjoin the expiration of a tender offer (the “Tender Offer”) on a proposed transaction, pursuant to which CSS will be acquired by IG Design Group plc (“Design Group”) through its subsidiary IG Design Group

Americas, Inc. (“Parent”), and Parent’s wholly-owned subsidiary TOM MERGER SUB INC. (“Merger Sub”) (the “Proposed Transaction”).

2.                                      On January 20, 2020, CSS issued a press release announcing that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated January 20, 2020 to sell CSS to Design Group. Under the terms of the Merger Agreement, Design Group will acquire all outstanding shares of CSS for $9.40 in cash per share of CSS common stock (the “Offer Price”). Pursuant to the Merger Agreement, Merger Sub commenced the Tender Offer on January 31, 2020. The Tender Offer is scheduled to expire at one minute after 11:59 p.m., Eastern Standard Time, on February 28, 2020. The Proposed Transaction is valued at approximately $88 million.

3.                                      On January 31, 2020, CSS filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement, which recommends that CSS stockholders tender their shares in favor of the Tender Offer, omits or misrepresents material information concerning, among other things: (i) CSS management’s financial projections, relied upon by the Company’s financial advisor, Guggenheim Securities, LLC (“Guggenheim”), in its financial analyses; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Guggenheim; and (iii) the background of the Proposed Transaction. Defendants authorized the issuance of the false and misleading Recommendation Statement in violation of Sections 14(d), 14(e) and 20(a) of the Exchange Act.

4.                                      In short, the Proposed Transaction will unlawfully divest CSS’ public stockholders of the Company’s valuable assets without fully disclosing all material information concerning the Proposed Transaction to Company stockholders. To remedy defendants’ Exchange Act violations,

Plaintiff seeks to enjoin the expiration of the Tender Offer unless and until such problems are remedied.

JURISDICTION AND VENUE

5.                                      This Court has jurisdiction over the claims asserted herein for violations of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6.                                      This Court has jurisdiction over the defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.                                      Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiff’s claims arose in this District, where a substantial portion of the actionable conduct took place, where most of the documents are electronically stored, and where the evidence exists. CSS’ common stock trades on the New York Stock Exchange, which is headquartered in this District, rendering venue in this District appropriate.

PARTIES

8.                                      Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of CSS.

9.                                      Defendant CSS is a Delaware corporation with its principal executive offices located at 450 Plymouth Road, Suite 300, Plymouth Meeting, Pennsylvania 19462. CSS is a creative consumer products company, focused on the craft, gift and seasonal categories. CSS’ common stock is traded on the New York Stock Exchange under the ticker symbol “CSS.”

10.                               Defendant Rebecca C. Matthias (“Matthias”) has been non-executive Chair of the Board since July 2015 and a director of the Company since 2003.

11.                               Defendant Philip R. Broenniman (“Broenniman”) has been a director of the Company since June 2019.

12.                               Defendant Stephen P. Crane (“Crane”) has been a director of the Company since March 2018.

13.                               Defendant Elam M. Hitchner, III (“Hitchner”) has been a director of the Company since May 2013.

14.                               Defendant Melissa Ludwig (“Ludwig”) has been a director of the Company since January 2019.

15.                               Defendant Harry J. Mullany, III (“Mullany”) has been a director of the Company since February 2017.

16.                               Defendant Christopher J. Munyan (“Munyan”) has been the Company’s Chief Executive Officer (“CEO”) and President since July 2006 and a director of the Company since 2006.

17.                               Defendant William Rulon-Miller (“Rulon-Miller”) has been a director of the Company since March 2016.

18.                               Defendant David Silver (“Silver”) has been a director of the Company since June 2019.

19.                               Defendants identified in paragraphs 10 to 18 are collectively referred to herein as the “Board” or the “Individual Defendants.”

OTHER RELEVANT ENTITIES

20.                               Design Group, the largest consumer gift packaging business in the world, is a designer, innovator and manufacturer of products that help people celebrate life’s special occasions. Design Group works with more than 11,000 customers in over 80 countries throughout the UK, Europe, Australia and the USA. Its products are found in over 210,000 retail outlets, including several of the world’s largest retailers, including Walmart, Tesco, Amazon, Carrefour and Aldi. The Company was admitted to the Alternative Investment Market of the London Stock Exchange in 1995 under the name “International Greetings plc” and rebranded to IG Design Group plc in 2016.

21.                               Parent is a Georgia corporation and subsidiary of Design Group.

22.                               Merger Sub is a Delaware corporation and direct, wholly owned subsidiary of Parent.

SUBSTANTIVE ALLEGATIONS

Company Background

23.                               CSS is a creative consumer products company, focused on the seasonal, gift and craft categories. For these design-driven categories, the Company engages in the creative development, manufacture, procurement, distribution and sale of its products with an omni-channel approach focused primarily on mass market retailers.

24.                               The Company’s seasonal category includes holiday gift packaging items such as ribbon, bows, greeting cards, bags, tags and gift card holders, in addition to specific holiday-themed decorations, accessories, and activities, such as Easter egg dyes and novelties and Valentine’s Day classroom exchange cards. These products are sold to mass market and online retailers.

25.                               The Company’s gift category includes products designed to celebrate certain life events or special occasions, such as weddings, birthdays, anniversaries, graduations, or the birth of a child. Products include ribbons and bows, floral accessories, infant products, journals, gift card holders, all occasion boxed greeting cards, memory books, scrapbooks, stationery and other items that commemorate life’s celebrations. Products in this category are primarily sold into mass, specialty and online retailers, floral and packaging wholesalers and distributors.

26.                               The Company’s craft category includes sewing patterns, ribbons and trims, buttons, knitting needles, needle arts and kids’ crafts. These products are sold to mass market, specialty, and online retailers.

27.                               CSS’ product breadth provides its retail customers the opportunity to use a single vendor for much of their seasonal, gift and craft product requirements. A substantial portion of CSS’ products are manufactured and packaged in the United States and warehoused and distributed from facilities in the United States, the United Kingdom and Australia, with the remainder sourced from foreign suppliers, primarily in Asia. The Company also has a manufacturing facility in India that produces certain craft products, including trims, braids and tassels, and also has a distribution facility in India. The Company’s products are sold to its customers by national and regional account sales managers, sales representatives, product specialists and by a network of independent manufacturers’ representatives.

28.                               On November 14, 2019, CSS announced its fiscal 2020 second quarter financial results, that included: net income of $3.5 million, an $8.4 million improvement compared to the prior fiscal year second quarter, primarily driven by a 27.9% reduction in selling, general and administrative expenses and lower inventory step-up amortization; EBITDA improved to $7.8 million compared to ($2.2) million for the prior fiscal year second quarter; and Adjusted EBITDA improved to $9.1 million compared to $7.9 million for the prior fiscal year second quarter. Defendant Munyan commented on the second quarter’s results, stating, “Our improvement in

EBITDA and adjusted EBITDA, even with lower sales volume, is the direct result of the Company’s commitment to driving cost out of our business.”

The Proposed Transaction

29.                               On January 20, 2020, CSS issued a press release announcing the Proposed Transaction. The press release stated, in relevant part:

PLYMOUTH MEETING, PA, January 20, 2020 - CSS Industries, Inc. (NYSE: CSS), a leading consumer products company serving the craft, gift and seasonal markets, today announces that it has entered into a merger agreement under which IG Design Group plc (“Design Group”), through a subsidiary, will acquire CSS for $9.40 per share in an all cash transaction valued at approximately $88 million. CSS’ Board of Directors, based on the recommendation of a special committee of independent directors formed by the Board to evaluate the transaction and potential alternatives, has unanimously approved the transaction, as has the Board of Directors of Design Group. Upon completion of the transaction, CSS will become part of Design Group’s Design Group Americas business.

Under the terms of the merger agreement, a subsidiary of Design Group will commence a cash tender offer to purchase all of the outstanding shares of CSS common stock for $9.40 per share. The closing of the tender offer is subject to customary closing conditions, including the tender of at least fifty-one percent (51%) of the outstanding shares of CSS common stock. The merger agreement contemplates that Design Group, through its subsidiary, will acquire any shares of CSS that are not tendered into the offer through a second-step merger, which will be completed as soon as practicable following the closing of the tender offer. It is expected that the transaction will close during CSS’ current fiscal quarter ending March 31, 2020, subject to customary closing conditions.

“We are delighted to announce this transaction with Design Group,” said Rebecca Matthias, Chair of CSS’ Board of Directors. “Our Board has continuously focused on evaluating opportunities to enhance stockholder value, and following a strategic review that included a thoughtful internal process and expert external advice, we concluded that this transaction with Design Group delivers a compelling price, with value certainty, to our stockholders, while at the same time offering our business an exciting path forward with a company that shares our focus on providing product design, innovation and value to our customers and consumers.”

Paul Fineman, Design Group’s Chief Executive Officer, said: “As well as doubling the scale of our US business, the combination of CSS and Design Group further strengthens our position as the global leader in consumer gift packaging and establishes us as a major supplier to the creative craft market. The acquisition significantly enhances the portfolio of products, brands and services that we offer to our global customer base of ‘winning’ retailers, as well as providing access to many new channels and markets. Through leveraging CSS’ quality customer base, manufacturing capability and recognized brand portfolio, together with the strength of our existing business in the US, this transaction delivers substantial opportunities for synergies across the Group and further accelerates the Group’s positive momentum. We are delighted to have once again identified a compelling opportunity that meets our clear criteria, whilst maintaining prudent levels of average leverage. This acquisition is not only earnings enhancing, it also provides us with tremendous prospects to create further value for our shareholders.”

“We have known Paul and his team for many years, and we believe that there is a strong cultural fit between the two organizations,” commented Christopher J. Munyan, CSS’ President and Chief Executive Officer. “CSS’ vision, values and culture are closely aligned with those of Design Group, including their focus on expanding into complementary categories and growth through acquisition.”

Insiders’ Interests in the Proposed Transaction

30.                               CSS insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of CSS.

31.                               Specifically, Company insiders stand to reap substantial financial benefits for securing the deal with Design Group. The following tables summarizes the cash payments the Company’s insiders stand to receive in connection with the vesting of their Company restricted stock units not subject to any performance-based vesting criteria (“RSUs”) and restricted stock units subject to performance-based vesting criteria (“PSUs”) upon consummation of the Proposed Transaction:

Name	Number of Company RSUs Held	Cash Consideration Payable in Respect of Company RSUs (S)
Christopher J. Munyan, President and CEO	47,350	445,090
Cara L. Farley, Executive Vice President-Sales and Marketing	32,354	304,128
William G. Kiesling, Senior Vice President-Legal and Licensing and General Counsel	14,750	138,650
John S. White, Executive Vice President-Operations and Information Technology,	35,725	335,815
Rebecca C. Matthias, Director and Non-Executive Board Chair	10,000	94,000
Philip R. Broenniman, Director	8,883	83,500
Stephen P. Crane, Director	8,883	83,500
Elam M. Hitchner, III, Director	8,883	83,500
Melissa Ludwig, Director	8,883	83,500
Harry J. Mullany, III, Director	8,883	83,500
William Rulon-Miller, Director	8,883	83,500
David Silver, Director	8,883	83,500

	Number of	Cash Consideration
	Company	Payable in Respect
Name	PSUs Held (Target)	of Company PSUs (S)
Christopher J. Munyan, President and CEO	54,900	516,060
Cara L. Farley, Executive Vice President-Sales and Marketing	29,324	275,646
William G. Kiesling, Senior Vice President-Legal and Licensing and General Counsel	16,900	158,860
John S. White, Executive Vice President-Operations and Information Technology	17,300	162,620

32.                               Additionally, as set forth in the following table, Company insiders will receive cash consideration under the Company’s Management Incentive program if the Proposed Transaction is consummated:

Name	30% Discretionary Component ($)	70% Performance Component ($)
Christopher J. Munyan, President and CEO	201,256	469,598
Cara L. Farley, Executive Vice President—Sales and Marketing	86,100	200,900
William G. Kiesling, Senior Vice President—Legal and Licensing and General Counsel	69,535	162,247
John S. White, Executive Vice President—Operations and Information Technology	73,500	171,500

33.                               Moreover, if they are terminated in connection with the Proposed Transaction, CSS’s named executive officers are set to receive substantial cash severance payments in the form of golden parachute compensation, as set forth in the following table:

			Perquisites/benefits	Tax reimbursement
	Cash (S)(1)	Equity (S)(2)	(S)(3)	(S)(4)	Total (S)
C.J. Munyan	2,024,986	961,160	33,228	10,783	3,030,157
W.G. Kiesling	810,100	297,510	17,460	4,578	1,129,648

The Recommendation Statement Contains Material Misstatements or Omissions

28.                               The defendants filed a materially incomplete and misleading Recommendation Statement with the SEC and disseminated it to CSS’ stockholders. The Recommendation Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to tender their shares in the Tender Offer or seek appraisal.

29.                               Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) CSS management’s financial projections, relied upon by the Company’s financial advisor Guggenheim in its financial analyses; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Guggenheim; and (iii) the background of the Proposed Transaction.

Material Omissions Concerning CSS Management’s Financial Projections

30.                               The Recommendation Statement omits material information regarding Company management’s financial projections relied upon by Guggenheim for its financial analyses.

31.                               For example, the Recommendation Statement sets forth that at an August 9, 2019 Special Committee meeting, “Mr. Munyan provided a summary of management’s efforts in preparing certain three (3)-year projections (the “Three Year Projections”) to assist the Special Committee in fulfilling its mandate.” Recommendation Statement at 16 (emphasis in original). Then on August 27, 2019, “Mr. Munyan provided the Special Committee with a summary of the assumptions used in management’s preparation of the Three Year Projections.” Id. Thereafter, at the September 6, 2019, Board meeting, the Board reviewed “the Three Year Projections which had been revised to add commentary as to certain assumptions based upon the Board’s feedback at its August 30, 2019 meeting.” Id. The Recommendation Statement fails, however, to disclose (i) management’s efforts in preparing, and the assumptions underlying preparation of, the Three Year Projections; (ii) the Board’s feedback at its August 30, 2019 meeting with respect to the Three Year Projections; (iii) the commentary as to certain assumptions based on this feedback; and (iv) whether the revised assumptions led to a downwardly revised set of Three Year Projections.

32.                               Moreover, at a January 10, 2020 Special Committee meeting, the Recommendation Statement sets forth:

Pepper Hamilton [ ] noted that management’s five year projections (the “Five Year Projections”) had been distributed to the Special Committee and the Board. Mr. Munyan and Guggenheim Securities confirmed that management extrapolated the last two years of the Five Year Projections from the Three Year Projections. The Special Committee reviewed and approved the Five Year Projections for use by Guggenheim Securities as part of its financial analysis in connection with the proposed transaction with Design Group.

Id. at 21 (emphasis in original). Yet, the Recommendation Statement fails to disclose how management extrapolated the Three Year Projections, as well as whether management made any changes to the Three Year Projections in creating the Five Year Projections.

33.                               Further, in connection with rendering its fairness opinion, Guggenheim reviewed, among other things:

certain non-public business and financial information regarding the business and future prospects of the Company (including certain financial projections for the Company for the fiscal years ending March 31, 2020 through March 31, 2024 and certain net operating loss estimates for the Company (which we refer to collectively as the “Financial Projections”)), all as prepared and approved for Guggenheim Securities’ use by the senior management of the Company;

Id. at 27 (emphasis in original). The Recommendation Statement fails to disclose the Company’s net operating loss estimates for the Company over the projection period.

34.                               Additionally, with respect to the Company’s projections, the Recommendation Statement fails to disclose: (i) net income; and (ii) all other line items used to derive (a) gross profit, (b) adjusted EBITDA; (c) adjusted EBIT; and (d) unlevered free cash flow (“UFCF”).

35.                               The omission of this information renders the statements in the “Certain Financial Projections,” “Opinion of Guggenheim Securities, LLC” and “Background of the Merger Agreement” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Guggenheim’s Financial Analyses

36.                               The Recommendation Statement describes Guggenheim’s fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of Guggenheim’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, CSS’ public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Guggenheim’s fairness opinion in determining whether to tender their shares in the Tender Offer or seek appraisal.

37.                               With respect to Guggenheim’s Company Discounted Cash Flow Analysis (“DCF”), the Recommendation Statement fails to disclose: (i) the terminal year metric to which Guggenheim applied perpetual growth rates to in deriving the Company’s terminal value and quantification thereof; (ii) the value of CSS’ terminal year normalized after-tax UFCF; (iii) the terminal value of the Company; (iv) quantification of the inputs and assumptions underlying the discount rate range of 14.50% to 16.85%; (v) the Company’s implied terminal year EBITDA multiples; (vi) the seasonal adjustment on the Company’s projections to calculate quarterly after-tax UFCF; (vii) how Guggenheim utilized quarterly after-tax UFCF in its DCF and the basis for using it; and (viii) quantification of the quarterly after-tax UFCF utilized by Guggenheim in the analysis.

38.                               The omission of this information renders the statements in the “Opinion of Guggenheim Securities, LLC” and “Certain Financial Projections” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning the Background of the Proposed Transaction

39.                               The Recommendation Statement fails to disclose material information concerning the background of the Proposed Transaction.

40.                               For example, the Company entered into confidentiality agreements with parties referred to in the Recommendation Statement as “Party B,” a controlling affiliate of Party B, and “Party C.” Yet, the Recommendation Statement fails to disclose whether the confidentiality agreements executed by these potential counterparties include “don’t-ask, don’t-waive”

(“DADW”) standstill provisions that are presently precluding any of these potential counterparties from submitting a topping bid for the Company.

41.                               The failure to disclose the existence of DADW provisions creates the false impression that any of the potential bidders who entered into confidentiality agreements could make a superior proposal for the Company. If those confidentiality agreements contain DADW provisions, then those potential bidders can only make a superior proposal by (i) breaching the confidentiality agreement—as in order to make the superior proposal, they would need to ask for a waiver, either directly or indirectly; or by (ii) being released from the agreement, which if action has been done, is omitted from the Recommendation Statement.

42.                               Any reasonable CSS stockholder would deem the fact that the most likely topping bidders for the Company may be precluded from making a topping bid for the Company to significantly alter the total mix of information.

43.                               Additionally, the Recommendation Statement sets forth that “[o]n October 14, 2019, the Company received a preliminary unsolicited inquiry from a third party (“Party D”) regarding its potential interest in the Company. On October 15, 2019, Guggenheim Securities had a teleconference with Party D about its interest in a potential transaction with the Company.” Id. at 17 (emphasis in original). The Recommendation Statement fails to disclose the nature of Party D’s inquiry, what was discussed with Guggenheim, and the terms of any potential proposal involving the Company.

44.                               The Proxy Statement then sets forth:

On November 5, 2019, the Board held an in-person meeting at which Ms. Matthias provided the Board with an update on the Special Committee’s process in respect of the evaluation, consideration, and exploration of whether a sale of the Company would be in the best interests of the Company and its stockholders at that time, including with respect to the Design Group LOI. Representatives of Guggenheim Securities also shared with the Board the in-bound expression of interest received from Party D and advised the Special Committee that the call was preliminary. In light of that advice, and the exclusivity undertaking with Design Group, the Special Committee decided not to engage with Party D.

Id. at 18. The Recommendation Statement fails to disclose: (i) whether this was the first time the full Board was made aware of Party D’s interest in the Company; and (ii) the details and/or terms of Party D’s in-bound expression of interest.

45.                               The omission of this information renders the statements in the “Background of the Merger” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

46.                               The Individual Defendants were aware of their duty to disclose the above-referenced omitted information and acted negligently (if not deliberately) in failing to include this information in the Recommendation Statement. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other CSS stockholders will be unable to make an informed decision whether to tender their shares in the Tender Offer or seek appraisal and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations
of Section 14(d) of the Exchange Act and SEC Rule 14d-9

34.                               Plaintiff repeats all previous allegations as if set forth in full.

35.                               Defendants have caused the Recommendation Statement to be issued with the intention of soliciting CSS stockholders to tender their shares in the Tender Offer.

36.                               Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

37.                               The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omission renders the Recommendation Statement false and/or misleading.

38.                               Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

39.                               The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the other stockholders of CSS, who will be deprived of their right to make an informed decision whether to tender their shares or seek appraisal if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

COUNT II

Claims Against All Defendants for Violations of Section 14(e) of the Exchange Act

40.                               Plaintiff repeats all previous allegations as if set forth in full.

41.                               Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer.

42.                               Defendants knew that Plaintiff would rely upon their statements in the Recommendation Statement in determining whether to tender her shares pursuant to the Tender Offer or seek appraisal.

43.                               As a direct and proximate result of these defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender her shares or seek appraisal.

COUNT III

Claims Against the Individual Defendants for
Violation of Section 20(a) of the Exchange Act

44.                               Plaintiff repeats all previous allegations as if set forth in full.

45.                               The Individual Defendants acted as controlling persons of CSS within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of CSS and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

46.                               Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

47.                               In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

48.                               In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants.

49.                               By virtue of the foregoing, the Individual Defendants have violated section 20(a) of the Exchange Act.

50.                               Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in her favor on behalf of CSS, and against defendants, as follows:

A.                                    Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B.                                    In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff;

C.                                    Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

D.                                    Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

Dated: February 7, 2020

/s/ Richard A. Acocelli

WEISSLAW LLP
Richard A. Acocelli
1500 Broadway, 16th Floor
New York, New York 10036
Tel: (212) 682-3025
Fax: (212) 682-3010

Attorneys for Plaintiff